Schuyler, Roche & Crisham, P.C.
One Prudential Plaza	tel	312 565.2400
Suite 3800	fax	312 565.8300
130 East Randolph Street	web	SRCattorneys.com
Chicago, Illinois 60601

Eric M. Fogel
Attorney at Law
tel 312 565-8460
fax 312 565-8300
EFogel@SRCattorneys.com

June 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Song P. Brandon, Esq., Special Counsel

Re:	MathStar, Inc.

Schedule TO-T filed June 1, 2009

Filed by Tiberius Capital II, LLC et al.

File No. 5-81298

Dear Ms. Brandon,

    We acknowledge receipt of the additional letter of comment dated June 25, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tiberius Capital II, LLC and its affiliated additional Filing Persons (collectively, the “Filing Persons”), and we provide the following supplemental response on their behalf. Capitalized terms used herein and not separately defined shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO-T, as applicable. Our responses are numbered to correspond to your comments.

Schedule TO-T filed on June 1, 2009

1.	Refer to Schedule B entitled “Certain Exceptions,” which includes information required under Item 1003(c)(4) of Regulation M-A and required under Rule 14d-6(d) to be provided to shareholders. Please confirm that you have disseminated this information to MathStar shareholders.

We confirm that the Filing Persons have disseminated to MathStar shareholders the information contained in Schedule B (entitled “Certain Exceptions”) of the Schedule TO-T that we filed on June 1, 2009, which information is required under Item 1003(c)(4) of Regulation M-A and Rule 14d-6(d).

United States Securities and Exchange Commission

June 30, 2009

Schedule TO-T/A filed on June 22, 2009

Exhibit (a)(5)(C) Press Release dated June 22, 2009

2.	Please provide us with support to substantiate the following statements:

•	“The Board continues to spend cash and waste corporate assets.”

•	“This Board has turned a deaf ear to a cacophony of calls to liquidate or merge.”

In the alternative, refrain from making these or similar statements in future filings.

We confirm that we will refrain from making these or similar statements in future filings.

3.	We note your disclosure that “Tiberius disclaims any intent or obligation to update these forward-looking statements.” Please refrain from using this statement in future filings as it is inconsistent with Tiberius’s obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

We confirm that we will refrain from using this statement in future filings, as it is inconsistent with our obligation to amend and promptly disseminate revised information in the event that our existing disclosure materially changes.

The staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Eric M. Fogel
Eric M. Fogel

United States Securities and Exchange Commission

June 30, 2009

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) relating to the Schedule TO-T filed by Tiberius Capital II, LLC (the “Schedule TO”) on June 1, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

United States Securities and Exchange Commission

June 30, 2009

Dated: June 30, 2009

TIBERIUS CAPITAL II, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

HYPERION CAPITAL, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

JOHN M. FIFE
/s/ John M. Fife

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